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                              May 18, 2022

       Mingfei Liu
       Chief Operating Officer
       U-BX Technology Ltd.
       Zhongguan Science and Technology Park
       No. 1 Linkong Er Road, Shunyi District, Beijing
       People   s Republic of China

                                                        Re: U-BX Technology
Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed April 27,
2022
                                                            File No. 333-262412

       Dear Mr. Liu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 8, 2022 letter.

       Amendment No. 2 to Registration Statement on Form F-1

       Cover page

   1. We note your response to prior comment 2. Please confirm that any references to U-BX
                                                        Technology Limited
refer to U-BX Technology Ltd. or "U-BX."
   2.                                                   We note your response
to prior comment 3. State on your cover page whether
                                                        any transfers have been
made to date between the holding company, its subsidiaries, or to investors. Refer to
comment 4 of the Staff   s    Sample Letter to China Based Companies
                                                        published on December
20, 2021 (the    Staff   s Letter   ). We also note your disclosure on
                                                        page 5 that says "U-BX
relies on dividends paid by its subsidiaries for its working capital
 Mingfei Liu
U-BX Technology Ltd.
May 18, 2022
Page 2
         and cash needs." Please clarify this sentence as you state elsewhere that no dividends or other transfers have been made to date.
Prospectus Summary, page 1

3. Please revise your disclosure on page 1 to remove the exclusion of Hong Kong and Macau from the definition of the PRC and China. Please disclose the percentage of your revenues derived from Hong Kong (and Macau to the extent material) for the periods presented and include corresponding disclosure in the prospectus summary.
PRC Limitations on Overseas Listing, page 14

4. We note your response to prior comment 5. Please disclose in your prospectus, if true, that you are not required to obtain permission or approval from the government of
         China to offer the securities being registered to foreign investors. Refer to comment 8 of the Staff's Letter.
Permission Required from the PRC Authorities, page 16

5. We note your response to prior comment 7. The risk factor you cross-reference on page
         17 appears to have a different title, referring to "Risks Relating to Doing Business in
         China." Further, please revise the risk factor you cross-reference so that it describes the consequences to you and your investors if you or your subsidiaries:
(i) do not receive or
         maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Selected Condensed Consolidated Financial Data, page 17

6. We note your response to prior comment 9. Please revise the tables to show no activity or balances with the VIEs until commencement of the contractual arrangements with the
         VIEs. Please add footnote disclosures to explain why the investment or share of income/(loss) from VIEs are not included in your schedules. In addition, please revise your footnote No. 16 to be consistent with the commencement of your reorganization and the inception of your Parent.
Our contractual arrangements were governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law..., page 23

7. We note your response to prior comment 11. To the extent you continue to have contracts that are governed by PRC law, please expand this risk factor so that it also includes risks associated with those contracts or tell us why this is not required. For example, advise if
FirstName LastNameMingfei Liu
       you have current contracts that are governed by PRC law that provide for the resolution of
Comapany    NameU-BX
       disputes  through Technology
                          arbitration inLtd.
                                         China, which may be subject to the
same risks you disclose
       in your  risk
May 18, 2022 Page 2  factor.
FirstName LastName
 Mingfei Liu
FirstName  LastNameMingfei Liu
U-BX Technology  Ltd.
Comapany
May        NameU-BX Technology Ltd.
     18, 2022
May 18,
Page 3 2022 Page 3
FirstName LastName
Because our business is conducted in RMB and the price of our ordinary shares is quoted in
United States dollars, changes..., page 28

8. We note your response to prior comment 12 and your disclosure on page 28 stating that
         "Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue and financial condition. . . . Changes in the conversion rate between the
         United States dollar and the RMB will affect that amount of proceeds we will have available for our business." Please expand the caption to this risk factor to include the risk of any significant revaluation or conversion rate change on your business.
Regulations on Foreign Investment in China, page 93

9. We note your response to prior comment 10. Please disclose in your prospectus whether your business is in an industry on the 2022 Negative List or involves or operates in either
         a    restricted    or    prohibited    industry.
Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-13

10. Please clarify your response to prior comment 15 that indicates if you confirm the completion of digital promotion services with the supplier first, and your customer later informs you that the service is not satisfactory and refuses to accept the services, you will face inventory risks. That is, clarify the inventory risk you face. Explain why you have inventory risk since your response indicates that you effectively eliminate such inventory risks by always making sure the customers accept the relevant service before confirming the completion of services with your suppliers. Explain whether you receive payments directly from the insurance companies for your digital promotion services on third party websites, including pay for performance marketing services whereby customers are charged based on effective clicks on their insurance product information, and display advertising services that allow customers to place advertisements on various websites. In this respect, describe whether you or the insurance companies directly pay the third-party websites for their services. Describe how the fees are determined and whether there are revenue sharing arrangements for promotion services on third-party websites. Tell us whether you bid for ad placements on various social media platforms and third-party websites.
11. We also note your response to prior comment 15 related to the value-added services.
         Please explain in greater detail why you have inventory risk when there are no return and compensation terms from the insurance companies (your customers) who purchase value-
         added services. Explain whether the third-party service providers are entitled to compensation if the service code cannot be used or the customer is dissatisfied with the service. Help us better understand how the fees are determined for the value-added services you receive directly from the insurance companies.
 Mingfei Liu
U-BX Technology Ltd.
May 18, 2022
Page 4
Note 15. Subsequent Events, page F-23

12. We note your response to prior comment 17. Please revise your disclosures to clarify that
      the third party   s promise to contribute RMB 40,428.54 (approximately
US$6,258) to U-
      BX China was transferred to Lianghua Technology. Your revised disclosures should also
      clarify that pursuant to U-BX China   s bylaws, Lianghua Technology can
make the
      contribution at any time on or before December 31, 2028 and if true, as of the date hereof, neither party has received the contribution.
       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff
Attorney, at (202) 551-4438 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                           Sincerely,
FirstName LastNameMingfei Liu
                                                           Division of
Corporation Finance
Comapany NameU-BX Technology Ltd.
                                                           Office of Technology
May 18, 2022 Page 4
cc:       William S. Rosenstadt
FirstName LastName